
ENTERPRISING
THE
COMPANY
NORTH WEST

THE NORTH WEST COMPANY


06014521

June 12, 2006

SUPPL

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. First Quarter Interim Financial Statements
4. Interim MD&A
5. News Release

If you require further information, please feel free to contact me. Thanks.

Yours truly,

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca


Northern

FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended April, 29, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 8, 2006

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended April, 29, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 8, 2006

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President,
Chief Financial Officer & Secretary

2006 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 29, 2006 of $9.8 million, an increase of 26.1% to last year's first quarter earnings of $7.7 million. Diluted earnings per unit improved to $0.61 compared to $0.48 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.01 per unit.

Sales increased 8.9% to $213.7 million and were up 10.3% excluding the foreign exchange impact of a stronger Canadian dollar compared to the first quarter last year. On a same store basis, sales increased 4.4% and were up 5.7% excluding the foreign exchange impact. Strong food sales growth across all of our banners and cost efficiency gains offset weaker general merchandise sales in Northern Canada and Alaska.

On behalf of the Trustees and the Board of Directors:



Ian Sutherland
Chairman



Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 8.9% (5.7% on a same store basis excluding the foreign exchange impact) to $213.7 million compared to $196.2 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $2.6 million. Food sales increased 9.2% and were up 7.6% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 6.4% but were flat on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 7.8% to $193.5 million but decreased 89 basis points as a percentage to sales compared to the first quarter of 2005. New and non-comparable store expenses accounted for $8.4 million or 59.9% of the increase. Staff productivity gains helped offset higher energy-related costs. Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.2% to $20.2 million compared to $16.8 million in the first quarter last year. Sales gains and lower expense rates in Canada contributed to this improvement. Amortization increased $191,000 or 3.1% to $6.4 million. Interest expense increased 4.1% to $1.7 million due to higher interest rates compared to the first quarter last year. Income taxes increased 93.2% to $2.3 million due to higher earnings in Canada. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized, therefore, increases in earnings in the first quarter were fully taxable.

Net earnings increased $2.0 million or 26.1% to $9.8 million. Diluted earnings per unit improved to $0.61 compared to $0.48 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.01 per unit.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

CANADIAN OPERATIONS

Canadian sales for the quarter increased 10.7% (6.0% on a same store basis) to $176.1 million compared to $159.1 million last year.

Food sales increased 11.0% in the quarter compared to last year (7.9% on a same store basis). Sharper item pricing, additional new and special buy items and promotional activity all continued to contribute to food market share gains. Leading categories were beverages, commercial bakery and food service. General merchandise sales were up 8.3% over last year and were up 0.6% on a same store basis. Strong general merchandise sales in our Giant Tiger stores offset softer sales in Northern Canada. Northern Canada sales were down in most categories compared to last year with transportation, and toys and seasonal having the largest decreases. Compared to last year's first quarter, credit capacity in northern Canada was noticeably weaker for more discretionary general merchandise products. Combined with higher energy-related living costs, this had a dampening effect on big-ticket sales.

Gross profit dollars increased 11.9% primarily due to strong food sales growth. Operating expenses as a rate to sales decreased by 97 basis points with more mature Giant Tigers stores, streamlined processes and improved staff productivity offsetting higher utility costs Canadian trading profit increased 23.5% to $17.4 million or 9.9% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 8.1% (3.9% on a same store basis) to $32.7 million compared to $30.2 million last year.

Retail food sales increased 9.5% (5.6% on a same store basis) as a result of new stores and continued market share growth in most of AC's existing locations. Sales were strong across most categories with produce, grocery and beverages having the largest percentage increase over last year. Retail general merchandise sales were down 0.5% (4.2% on a same store basis). Sales decreases in footwear, outerwear, home furnishings, and toys and seasonal offset sales increases in men's apparel and transportation. Higher energy expenses were a factor in lower customer spending with the added element of unseasonably cold weather in much of rural Alaska.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 9.4% over last year as FE continues to focus on expanding product lines and targeting new customer accounts.

Gross profit dollars were up 8.5% driven by AC's healthy food sales increase. Same store operating expenses were flat as percent to sales with gains in staff efficiency fully offset by higher utility costs. Trading profit increased 10.0% to $2.4 million or 7.4% to sales.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .47:1 compared to .53:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital increased $2.8 million compared to the first quarter in 2005. The increase in cash is due to the timing of deposits in-transit and higher cash levels in Alaska to fund store acquisitions. Receivables decreased compared to last year reflecting lower receivable balances carried forward from the fourth quarter and lower big ticket credit sales in the first quarter. The increase in inventories is due to new stores opened in Canada and Alaska. Accounts payable increased from the prior year due to longer payment terms with vendors.

Outstanding Units

The weighted average units outstanding for the quarter were 15,826,000 compared to 15,957,000 last year. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan most of which were purchased during the third and fourth quarters of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $12.4 million from $15.0 million last year. Cash flow from operations[1] increased $1.8 million to $15.8 million compared to $14.0 million in the first quarter last year as a result of strong sales growth and lower expense rates. The increase in cash flow from operations was offset by higher working capital compared to the 2005 year end. The key factors affecting working capital were higher inventories due to additional stores in Canada and Alaska and a decrease in accounts payable and accrued expenses. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $8.6 million from $3.9 million last year. The increase in investing activities is due to higher store acquisition activity in the quarter.

Cash used in financing activities in the quarter was $5.3 million compared to $5.8 million last year. The net decrease is largely due to an increase in distributions to unitholders which was partially offset by a reduction of unit purchases under the unit purchase loan plan and an increase in bank advances and short-term notes.

OTHER HIGHLIGHTS

- AC completed an acquisition of four stores on Prince of Wales Island in southeast Alaska on May 1, 2006. This acquisition will add approximately $13 million to AC's sales base.
- A new 20,000 square foot Giant Tiger store opened in Grande Prairie, Alberta on April 1, 2006.
- A Giant Tiger store will be opening in Calgary, Alberta on June 24, 2006.

OUTLOOK

Same store food sales are expected to drive earnings growth in 2006 with some moderation expected over the next two quarters. General merchandise sales will continue to be a challenge in northern markets as disposable income is negatively impacted by less credit availability and rising energy related costs. Discretionary spending capacity should improve in the fall compared to last year's slowdown and merchandise plans will be in place to take advantage of this. Recent and planned new store additions will be a significant growth factor at AC throughout the balance of 2006 and will contribute to Canadian performance.

REORGANIZATION

When the Fund was established in 1997 it invested in the operating company, The North West Company Inc., in the form of loans and preferred shares. Interest on the loans paid to the Fund reduced earnings in the operating company to a non-taxable level. As the Canadian earnings increased, the preferred shares were converted to loans which increased the amount of interest paid to the Fund. In the last few years, Canadian earnings in the operating company exceeded the interest paid to the Fund; therefore, increases in Canadian earnings were fully taxable.

On April 30, 2006, the Company completed the first step of the reorganization whereby the majority of the Canadian business assets were transferred to a limited partnership. This will enable the Fund to maintain its Canadian income taxes at levels close to the income taxes paid in 2005. Therefore, most of the increase in Canadian earnings over 2005 will flow to the Fund.

Under the first step of the reorganization a substantial portion of the limited partnership earnings must flow to The North West Company Inc. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. The completion of the second step is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
($ in millions)	2006	2005	2005	2004	2005	2004	2005	2004
Sales	$213.7	$196.2	$227.0	$209.9	$211.3	$197.0	$215.1	$197.5
Trading profit	20.2	16.8	24.1	21.5	22.7	21.2	21.9	19.3
Net earnings	9.8	7.7	12.2	10.6	12.2	11.0	10.8	9.3
Net earnings per unit:								
Basic	0.62	0.49	0.77	0.66	0.77	0.69	0.67	0.59
Diluted	0.61	0.48	0.77	0.66	0.76	0.68	0.67	0.58

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.54 per unit to unitholders of record on June 30, 2006 and distributable by July 15, 2006. If the earnings trend continues as in past years, 2006 quarterly distributions will increase in the latter half of the year.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	First Quarter	
($ in thousands)	2006	2005
Net earnings	$ 9,767	$ 7,745
Add: Amortization	6,449	6,258
Interest expense	1,666	1,600
Income taxes	2,307	1,194
Trading profit	$ 20,189	$ 16,797

For trading profit information by business segment, see note 7 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to net earnings as a measure of profitability or the statement of cash flows. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to cash flow from operations is provided below:

($ in thousands)	First Quarter 2006	First Quarter 2005
Net earnings	$ 9,767	$ 7,745
Non-cash items:		
Amortization	6,449	6,258
Future income taxes	(409)	(23)
Amortization of deferred financing costs	47	47
Gain on disposal of property and equipment	(15)	(22)
Cash flow from operations	$ 15,839	$ 14,005

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	April 29 2006	April 30 2005	January 28 2006
ASSETS			
Current assets			
Cash (Note 2)	$ 22,939	$ 16,693	$ 21,888
Accounts receivable	64,037	65,573	67,498
Inventories	125,812	124,226	124,551
Prepaid expenses	4,392	5,010	2,981
Future income taxes	2,013	2,345	1,824
Total Current Assets	219,193	213,847	218,742
Property and equipment	179,316	184,212	182,108
Other assets	18,230	11,700	17,306
Future income taxes	5,881	8,088	5,693
Total Assets	$ 422,620	$ 417,847	$ 423,849
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 30,669	$ 35,316	$ 27,041
Accounts payable and accrued liabilities	58,912	52,187	65,016
Income taxes payable	5,123	4,645	3,302
Current portion of long-term debt	106	107	108
Total Current Liabilities	94,810	92,255	95,467
Long-term debt	83,312	89,435	84,524
Asset retirement obligations	1,306	1,122	1,285
Total Liabilities	179,428	182,812	181,276
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 3)	(10,132)	(5,954)	(9,965)
Retained earnings	84,192	70,726	83,133
Cumulative currency translation adjustments	3,927	5,058	4,200
Total Equity	243,192	235,035	242,573
Total Liabilities and Equity	$ 422,620	$ 417,847	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended April 29 2006	13 Weeks Ended April 30 2005
SALES	$ 213,691	$ 196,237
Cost of sales, selling and administrative expenses	(193,502)	(179,440)
Net earnings before amortization, interest and income taxes	20,189	16,797
Amortization	(6,449)	(6,258)
	13,740	10,539
Interest	(1,666)	(1,600)
	12,074	8,939
Provision for income taxes (Note 4)	(2,307)	(1,194)
NET EARNINGS FOR THE PERIOD	9,767	7,745
Retained earnings, beginning of period	83,133	70,560
Distributions	(8,708)	(7,579)
RETAINED EARNINGS, END OF PERIOD	$ 84,192	$ 70,726
NET EARNINGS PER UNIT		
Basic	$ 0.62	$ 0.49
Diluted	$ 0.61	$ 0.48
Weighted Average Number of Units Outstanding (000's)		
Basic	15,826	15,957
Diluted	16,126	16,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended April 29 2006	13 Weeks Ended April 30 2005
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 9,767	$ 7,745
Non-cash items		
Amortization	6,449	6,258
Future income taxes	(409)	(23)
Amortization of deferred financing costs	47	47
Gain on disposal of property and equipment	(15)	(22)
	15,839	14,005
Change in non-cash working capital	(3,437)	395
Change in other non-cash items	13	573
Operating activities	12,415	14,973
Investing Activities		
Business acquisition (Note 5)	(2,329)	-
Cash held in escrow (Note 2)	(2,521)	-
Purchase of property and equipment	(3,843)	(3,975)
Proceeds from disposal of property and equipment	63	86
Investing activities	(8,630)	(3,889)
Financing Activities		
Change in bank advances and short-term notes	3,641	3,297
Net purchase of units for unit purchase loan plan	(167)	(1,525)
Repayment of long-term debt	(21)	(22)
Distributions	(8,708)	(7,579)
Financing activities	(5,255)	(5,829)
NET CHANGE IN CASH	(1,470)	5,255
Cash, beginning of period	21,888	11,438
Cash, end of period before cash held in escrow	20,418	16,693
Cash held in escrow	2,521	-
CASH, END OF PERIOD	$ 22,939	$ 16,693
Supplemental disclosure of cash paid for:		
Interest expense	$ 355	$ 291
Income taxes	1,326	278

See accompanying notes to consolidated financial statements.

North West Company Fund 2006 First Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

2. Cash

Cash includes $2,521,000 held in escrow relating to the acquisition of four stores on Prince of Wales Island, Alaska which was completed on May 1, 2006.

3. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the person sells the units or leaves the Company. The loans are secured by a pledge of 306,263 units of the Fund with a quoted value at April 29, 2006 of $12,514,000. Loans receivable at April 29, 2006 of $10,132,000 (2005 - $5,954,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

4. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

5. Business Acquisition

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario. The acquisition is accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006 forward. The net assets acquired are comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $707,000; and goodwill and intangible assets of $1,093,000. The goodwill and intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

6. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended April 29, 2006 is $900,000 (2005 - $668,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended April 29, 2006 of US$41,000 (2005 - US$39,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

7. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended April 29 2006	13 Weeks Ended April 30 2005
Sales		
Canada	$ 176,116	$ 159,058
Alaska	37,575	37,179
Total	$ 213,691	$ 196,237
Net earnings before amortization, interest and income taxes		
Canada	$ 17,405	$ 14,090
Alaska	2,784	2,707
Total	$ 20,189	$ 16,797
Net earnings before interest and income taxes		
Canada	$ 11,905	$ 8,831
Alaska	1,835	1,708
Total	$ 13,740	$ 10,539
Identifiable Assets		
Canada	$ 296,985	$ 296,525
Alaska	60,294	63,368
Total	$ 357,279	$ 359,893

8. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2006 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 29, 2006 of $9.8 million, an increase of 26.1% to last year's first quarter earnings of $7.7 million. Diluted earnings per unit improved to $0.61 compared to $0.48 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.01 per unit.

Sales increased 8.9% to $213.7 million and were up 10.3% excluding the foreign exchange impact of a stronger Canadian dollar compared to the first quarter last year. On a same store basis, sales increased 4.4% and were up 5.7% excluding the foreign exchange impact. Strong food sales growth across all of our banners and cost efficiency gains offset weaker general merchandise sales in Northern Canada and Alaska.

On behalf of the Trustees and the Board of Directors:



Ian Sutherland
Chairman



Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 8.9% (5.7% on a same store basis excluding the foreign exchange impact) to $213.7 million compared to $196.2 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $2.6 million. Food sales increased 9.2% and were up 7.6% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 6.4% but were flat on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 7.8% to $193.5 million but decreased 89 basis points as a percentage to sales compared to the first quarter of 2005. New and non-comparable store expenses accounted for $8.4 million or 59.9% of the increase. Staff productivity gains helped offset higher energy-related costs. Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.2% to $20.2 million compared to $16.8 million in the first quarter last year. Sales gains and lower expense rates in Canada contributed to this improvement. Amortization increased $191,000 or 3.1% to $6.4 million. Interest expense increased 4.1% to $1.7 million due to higher interest rates compared to the first quarter last year. Income taxes increased 93.2% to $2.3 million due to higher earnings in Canada. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized, therefore, increases in earnings in the first quarter were fully taxable.

Net earnings increased $2.0 million or 26.1% to $9.8 million. Diluted earnings per unit improved to $0.61 compared to $0.48 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.01 per unit.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

CANADIAN OPERATIONS

Canadian sales for the quarter increased 10.7% (6.0% on a same store basis) to $176.1 million compared to $159.1 million last year.

Food sales increased 11.0% in the quarter compared to last year (7.9% on a same store basis). Sharper item pricing, additional new and special buy items and promotional activity all continued to contribute to food market share gains. Leading categories were beverages, commercial bakery and food service. General merchandise sales were up 8.3% over last year and were up 0.6% on a same store basis. Strong general merchandise sales in our Giant Tiger stores offset softer sales in Northern Canada. Northern Canada sales were down in most categories compared to last year with transportation, and toys and seasonal having the largest decreases. Compared to last year's first quarter, credit capacity in northern Canada was noticeably weaker for more discretionary general merchandise products. Combined with higher energy-related living costs, this had a dampening effect on big-ticket sales.

Gross profit dollars increased 11.9% primarily due to strong food sales growth. Operating expenses as a rate to sales decreased by 97 basis points with more mature Giant Tigers stores, streamlined processes and improved staff productivity offsetting higher utility costs. Canadian trading profit increased 23.5% to $17.4 million or 9.9% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 8.1% (3.9% on a same store basis) to $32.7 million compared to $30.2 million last year.

Retail food sales increased 9.5% (5.6% on a same store basis) as a result of new stores and continued market share growth in most of AC's existing locations. Sales were strong across most categories with produce, grocery and beverages having the largest percentage increase over last year. Retail general merchandise sales were down 0.5% (4.2% on a same store basis). Sales decreases in footwear, outerwear, home furnishings, and toys and seasonal offset sales increases in men's apparel and transportation. Higher energy expenses were a factor in lower customer spending with the added element of unseasonably cold weather in much of rural Alaska.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 9.4% over last year as FE continues to focus on expanding product lines and targeting new customer accounts.

Gross profit dollars were up 8.5% driven by AC's healthy food sales increase. Same store operating expenses were flat as percent to sales with gains in staff efficiency fully offset by higher utility costs. Trading profit increased 10.0% to $2.4 million or 7.4% to sales.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .47:1 compared to .53:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital increased $2.8 million compared to the first quarter in 2005. The increase in cash is due to the timing of deposits in-transit and higher cash levels in Alaska to fund store acquisitions. Receivables decreased compared to last year reflecting lower receivable balances carried forward from the fourth quarter and lower big ticket credit sales in the first quarter. The increase in inventories is due to new stores opened in Canada and Alaska. Accounts payable increased from the prior year due to longer payment terms with vendors.

Outstanding Units

The weighted average units outstanding for the quarter were 15,826,000 compared to 15,957,000 last year. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan most of which were purchased during the third and fourth quarters of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $12.4 million from $15.0 million last year. Cash flow from operations[1] increased $1.8 million to $15.8 million compared to $14.0 million in the first quarter last year as a result of strong sales growth and lower expense rates. The increase in cash flow from operations was offset by higher working capital compared to the 2005 year end. The key factors affecting working capital were higher inventories due to additional stores in Canada and Alaska and a decrease in accounts payable and accrued expenses. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $8.6 million from $3.9 million last year. The increase in investing activities is due to higher store acquisition activity in the quarter.

Cash used in financing activities in the quarter was $5.3 million compared to $5.8 million last year. The net decrease is largely due to an increase in distributions to unitholders which was partially offset by a reduction of unit purchases under the unit purchase loan plan and an increase in bank advances and short-term notes.

OTHER HIGHLIGHTS

- AC completed an acquisition of four stores on Prince of Wales Island in southeast Alaska on May 1, 2006. This acquisition will add approximately $13 million to AC's sales base.
- A new 20,000 square foot Giant Tiger store opened in Grande Prairie, Alberta on April 1, 2006.
- A Giant Tiger store will be opening in Calgary, Alberta on June 24, 2006.

OUTLOOK

Same store food sales are expected to drive earnings growth in 2006 with some moderation expected over the next two quarters. General merchandise sales will continue to be a challenge in northern markets as disposable income is negatively impacted by less credit availability and rising energy related costs. Discretionary spending capacity should improve in the fall compared to last year's slowdown and merchandise plans will be in place to take advantage of this. Recent and planned new store additions will be a significant growth factor at AC throughout the balance of 2006 and will contribute to Canadian performance.

REORGANIZATION

When the Fund was established in 1997 it invested in the operating company, The North West Company Inc., in the form of loans and preferred shares. Interest on the loans paid to the Fund reduced earnings in the operating company to a non-taxable level. As the Canadian earnings increased, the preferred shares were converted to loans which increased the amount of interest paid to the Fund. In the last few years, Canadian earnings in the operating company exceeded the interest paid to the Fund; therefore, increases in Canadian earnings were fully taxable.

On April 30, 2006, the Company completed the first step of the reorganization whereby the majority of the Canadian business assets were transferred to a limited partnership. This will enable the Fund to maintain its Canadian income taxes at levels close to the income taxes paid in 2005. Therefore, most of the increase in Canadian earnings over 2005 will flow to the Fund.

Under the first step of the reorganization a substantial portion of the limited partnership earnings must flow to The North West Company Inc. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. The completion of the second step is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
($ in millions)	2006	2005	2005	2004	2005	2004	2005	2004
Sales	$213.7	$196.2	$227.0	$209.9	$211.3	$197.0	$215.1	$197.5
Trading profit	20.2	16.8	24.1	21.5	22.7	21.2	21.9	19.3
Net earnings	9.8	7.7	12.2	10.6	12.2	11.0	10.8	9.3
Net earnings per unit:								
Basic	0.62	0.49	0.77	0.66	0.77	0.69	0.67	0.59
Diluted	0.61	0.48	0.77	0.66	0.76	0.68	0.67	0.58

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.54 per unit to unitholders of record on June 30, 2006 and distributable by July 15, 2006. If the earnings trend continues as in past years, 2006 quarterly distributions will increase in the latter half of the year.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	First Quarter	
($ in thousands)	2006	2005
Net earnings	$ 9,767	$ 7,745
Add: Amortization	6,449	6,258
Interest expense	1,666	1,600
Income taxes	2,307	1,194
Trading profit	$ 20,189	$ 16,797

For trading profit information by business segment, see note 7 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to net earnings as a measure of profitability or the statement of cash flows. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to cash flow from operations is provided below:

($ in thousands)	First Quarter 2006	First Quarter 2005
Net earnings	$ 9,767	$ 7,745
Non-cash items:		
Amortization	6,449	6,258
Future income taxes	(409)	(23)
Amortization of deferred financing costs	47	47
Gain on disposal of property and equipment	(15)	(22)
Cash flow from operations	$ 15,839	$ 14,005

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.



NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND REPORTS 2006 FIRST QUARTER EARNINGS AND DECLARES A DISTRIBUTION

Winnipeg, June 8, 2006: North West Company Fund (the "Fund") today reported 2006 first quarter earnings for the period ended April 29, 2006 and declared a quarterly cash distribution of $0.54 per unit to unitholders of record on June 30, 2006, distributable by July 15, 2006.

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 29, 2006 of $9.8 million, an increase of 26.1% to last year's first quarter earnings of $7.7 million. Diluted earnings per unit improved to $0.61 compared to $0.48 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.01 per unit.

Sales increased 8.9% to $213.7 million and were up 10.3% excluding the foreign exchange impact of a stronger Canadian dollar compared to the first quarter last year. On a same store basis, sales increased 4.4% and were up 5.7% excluding the foreign exchange impact. Strong food sales growth across all of our banners and cost efficiency gains offset weaker general merchandise sales in Northern Canada and Alaska.

"We continue to see the benefit from our investments in sharper pricing, new items and stronger promotions," said Edward Kennedy, President & CEO. "As a result, all of our store banners picked up significant food market share in the quarter."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 8.9% (5.7% on a same store basis excluding the foreign exchange impact) to $213.7 million compared to $196.2 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $2.6 million. Food sales increased 9.2% and were up 7.6% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 6.4% but were flat on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 7.8% to $193.5 million but decreased 89 basis points as a percentage to sales compared to the first quarter of 2005. New and non-comparable store expenses accounted for $8.4 million or 59.9% of the increase. Staff productivity

gains helped offset higher energy-related costs. Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.2% to $20.2 million compared to $16.8 million in the first quarter last year. Sales gains and lower expense rates in Canada contributed to this improvement. Amortization increased $191,000 or 3.1% to $6.4 million. Interest expense increased 4.1% to $1.7 million due to higher interest rates compared to the first quarter last year. Income taxes increased 93.2% to $2.3 million due to higher earnings in Canada. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized, therefore, increases in earnings in the first quarter were fully taxable.

Net earnings increased $2.0 million or 26.1% to $9.8 million. Diluted earnings per unit improved to $0.61 compared to $0.48 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 10.7% (6.0% on a same store basis) to $176.1 million compared to $159.1 million last year.

Food sales increased 11.0% in the quarter compared to last year (7.9% on a same store basis). Sharper item pricing, additional new and special buy items and promotional activity all continued to contribute to food market share gains. Leading categories were beverages, commercial bakery and food service. General merchandise sales were up 8.3% over last year and were up 0.6% on a same store basis. Strong general merchandise sales in our Giant Tiger stores offset softer sales in Northern Canada. Northern Canada sales were down in most categories compared to last year with transportation, and toys and seasonal having the largest decreases. Compared to last year's first quarter, credit capacity in northern Canada was noticeably weaker for more discretionary general merchandise products. Combined with higher energy-related living costs, this had a dampening effect on big-ticket sales.

Gross profit dollars increased 11.9% primarily due to strong food sales growth. Operating expenses as a rate to sales decreased by 97 basis points with more mature Giant Tigers stores, streamlined processes and improved staff productivity offsetting higher utility costs. Canadian trading profit increased 23.5% to $17.4 million or 9.9% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 8.1% (3.9% on a same store basis) to $32.7 million compared to $30.2 million last year.

Retail food sales increased 9.5% (5.6% on a same store basis) as a result of new stores and continued market share growth in most of AC's existing locations. Sales were strong across most categories with produce, grocery and beverages having the largest percentage increase over last year. Retail general merchandise sales were down 0.5% (4.2% on a same store basis). Sales decreases in footwear, outerwear, home furnishings, and toys and seasonal offset sales increases in men's apparel and transportation. Higher energy expenses were a factor in lower customer spending with the added element of unseasonably cold weather in much of rural Alaska.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 9.4% over last year as FE continues to focus on expanding product lines and targeting new customer accounts.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Gross profit dollars were up 8.5% driven by AC's healthy food sales increase. Same store operating expenses were flat as percent to sales with gains in staff efficiency fully offset by higher utility costs. Trading profit increased 10.0% to $2.4 million or 7.4% to sales.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .47:1 compared to .53:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital increased $2.8 million compared to the first quarter in 2005. The increase in cash is due to the timing of deposits in-transit and higher cash levels in Alaska to fund store acquisitions. Receivables decreased compared to last year reflecting lower receivable balances carried forward from the fourth quarter and lower big ticket credit sales in the first quarter. The increase in inventories is due to new stores opened in Canada and Alaska. Accounts payable increased from the prior year due to longer payment terms with vendors.

Outstanding Units

The weighted average units outstanding for the quarter were 15,826,000 compared to 15,957,000 last year. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan most of which were purchased during the third and fourth quarters of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $12.4 million from $15.0 million last year. Cash flow from operations[1] increased $1.8 million to $15.8 million compared to $14.0 million in the first quarter last year as a result of strong sales growth and lower expense rates. The increase in cash flow from operations was offset by higher working capital compared to the 2005 year end. The key factors affecting working capital were higher inventories due to additional stores in Canada and Alaska and a decrease in accounts payable and accrued expenses. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $8.6 million from $3.9 million last year. The increase in investing activities is due to higher store acquisition activity in the quarter.

Cash used in financing activities in the quarter was $5.3 million compared to $5.8 million last year. The net decrease is largely due to an increase in distributions to unitholders which was partially offset by a reduction of unit purchases under the unit purchase loan plan and an increase in bank advances and short-term notes.

OTHER HIGHLIGHTS

- AC completed an acquisition of four stores on Prince of Wales Island in southeast Alaska on May 1, 2006. This acquisition will add approximately $13 million to AC's sales base.
- A new 20,000 square foot Giant Tiger store opened in Grande Prairie, Alberta on April 1, 2006.
- A Giant Tiger store will be opening in Calgary, Alberta on June 24, 2006.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

OUTLOOK

Same store food sales are expected to drive earnings growth in 2006 with some moderation expected over the next two quarters. General merchandise sales will continue to be a challenge in northern markets as disposable income is negatively impacted by less credit availability and rising energy related costs. Discretionary spending capacity should improve in the fall compared to last year's slowdown and merchandise plans will be in place to take advantage of this. Recent and planned new store additions will be a significant growth factor at AC throughout the balance of 2006 and will contribute to Canadian performance.

REORGANIZATION

When the Fund was established in 1997 it invested in the operating company, The North West Company Inc., in the form of loans and preferred shares. Interest on the loans paid to the Fund reduced earnings in the operating company to a non-taxable level. As the Canadian earnings increased, the preferred shares were converted to loans which increased the amount of interest paid to the Fund. In the last few years, Canadian earnings in the operating company exceeded the interest paid to the Fund; therefore, increases in Canadian earnings were fully taxable.

On April 30, 2006, the Company completed the first step of the reorganization whereby the majority of the Canadian business assets were transferred to a limited partnership. This will enable the Fund to maintain its Canadian income taxes at levels close to the income taxes paid in 2005. Therefore, most of the increase in Canadian earnings over 2005 will flow to the Fund.

Under the first step of the reorganization a substantial portion of the limited partnership earnings must flow to The North West Company Inc. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. The completion of the second step is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
($ in millions)	2006	2005	2005	2004	2005	2004	2005	2004
Sales	$213.7	$196.2	$227.0	$209.9	$211.3	$197.0	$215.1	$197.5
Trading profit	20.2	16.8	24.1	21.5	22.7	21.2	21.9	19.3
Net earnings	9.8	7.7	12.2	10.6	12.2	11.0	10.8	9.3
Net earnings per unit:								
Basic	0.62	0.49	0.77	0.66	0.77	0.69	0.67	0.59
Diluted	0.61	0.48	0.77	0.66	0.76	0.68	0.67	0.58

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.54 per unit to unitholders of record on June 30, 2006 and distributable by July 15, 2006. If the earnings trend continues as in past years, 2006 quarterly distributions will increase in the latter half of the year.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

($ in thousands)	First Quarter 2006	2005
Net earnings	$ 9,767	$ 7,745
Add: Amortization	6,449	6,258
Interest expense	1,666	1,600
Income taxes	2,307	1,194
Trading profit	$ 20,189	$ 16,797

For trading profit information by business segment, see note 7 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) Cash Flow from Operations is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to net earnings as a measure of profitability or the statement of cash flows. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to cash flow from operations is provided below:

($ in thousands)	First Quarter 2006	2005
Net earnings	$ 9,767	$ 7,745
Non-cash items:		
Amortization	6,449	6,258
Future income taxes	(409)	(23)
Amortization of deferred financing costs	47	47
Gain on disposal of property and equipment	(15)	(22)
Cash flow from operations	$ 15,839	$ 14,005

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of retum on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 193 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	April 29 2006	April 30 2005	January 28 2006
ASSETS			
Current assets			
Cash (Note 2)	$ 22,939	$ 16,693	$ 21,888
Accounts receivable	64,037	65,573	67,498
Inventories	125,812	124,226	124,551
Prepaid expenses	4,392	5,010	2,981
Future income taxes	2,013	2,345	1,824
Total Current Assets	219,193	213,847	218,742
Property and equipment	179,316	184,212	182,108
Other assets	18,230	11,700	17,306
Future income taxes	5,881	8,088	5,693
Total Assets	$ 422,620	$ 417,847	$ 423,849
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 30,669	$ 35,316	$ 27,041
Accounts payable and accrued liabilities	58,912	52,187	65,016
Income taxes payable	5,123	4,645	3,302
Current portion of long-term debt	106	107	108
Total Current Liabilities	94,810	92,255	95,467
Long-term debt	83,312	89,435	84,524
Asset retirement obligations	1,306	1,122	1,285
Total Liabilities	179,428	182,812	181,276
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 3)	(10,132)	(5,954)	(9,965)
Retained earnings	84,192	70,726	83,133
Cumulative currency translation adjustments	3,927	5,058	4,200
Total Equity	243,192	235,035	242,573
Total Liabilities and Equity	$ 422,620	$ 417,847	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended April 29 2006	13 Weeks Ended April 30 2005
SALES	$ 213,691	$ 196,237
Cost of sales, selling and administrative expenses	(193,502)	(179,440)
Net earnings before amortization, interest and income taxes	20,189	16,797
Amortization	(6,449)	(6,258)
	13,740	10,539
Interest	(1,666)	(1,600)
	12,074	8,939
Provision for income taxes (Note 4)	(2,307)	(1,194)
NET EARNINGS FOR THE PERIOD	9,767	7,745
Retained earnings, beginning of period	83,133	70,560
Distributions	(8,708)	(7,579)
RETAINED EARNINGS, END OF PERIOD	$ 84,192	$ 70,726
NET EARNINGS PER UNIT		
Basic	$ 0.62	$ 0.49
Diluted	$ 0.61	$ 0.48
Weighted Average Number of Units Outstanding (000's)		
Basic	15,826	15,957
Diluted	16,126	16,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended April 29 2006	13 Weeks Ended April 30 2005
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 9,767	$ 7,745
Non-cash items		
Amortization	6,449	6,258
Future income taxes	(409)	(23)
Amortization of deferred financing costs	47	47
Gain on disposal of property and equipment	(15)	(22)
	15,839	14,005
Change in non-cash working capital	(3,437)	395
Change in other non-cash items	13	573
Operating activities	12,415	14,973
Investing Activities		
Business acquisition (Note 5)	(2,329)	-
Cash held in escrow (Note 2)	(2,521)	-
Purchase of property and equipment	(3,843)	(3,975)
Proceeds from disposal of property and equipment	63	86
Investing activities	(8,630)	(3,889)
Financing Activities		
Change in bank advances and short-term notes	3,641	3,297
Net purchase of units for unit purchase loan plan	(167)	(1,525)
Repayment of long-term debt	(21)	(22)
Distributions	(8,708)	(7,579)
Financing activities	(5,255)	(5,829)
NET CHANGE IN CASH	(1,470)	5,255
Cash, beginning of period	21,888	11,438
Cash, end of period before cash held in escrow	20,418	16,693
Cash held in escrow	2,521	-
CASH, END OF PERIOD	$ 22,939	$ 16,693
Supplemental disclosure of cash paid for:		
Interest expense	$ 355	$ 291
Income taxes	1,326	278

See accompanying notes to consolidated financial statements.

North West Company Fund 2006 First Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

2. Cash

Cash includes $2,521,000 held in escrow relating to the acquisition of four stores on Prince of Wales Island, Alaska which was completed on May 1, 2006.

3. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the person sells the units or leaves the Company. The loans are secured by a pledge of 306,263 units of the Fund with a quoted value at April 29, 2006 of $12,514,000. Loans receivable at April 29, 2006 of $10,132,000 (2005 - $5,954,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

4. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

5. Business Acquisition

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario. The acquisition is accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006 forward. The net assets acquired are comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $707,000; and goodwill and intangible assets of $1,093,000. The goodwill and intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

6. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended April 29, 2006 is $900,000 (2005 - $668,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended April 29, 2006 of US$41,000 (2005 - US$39,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

7. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended April 29 2006	13 Weeks Ended April 30 2005
Sales		
Canada	$ 176,116	$ 159,058
Alaska	37,575	37,179
Total	$ 213,691	$ 196,237
Net earnings before amortization, interest and income taxes		
Canada	$ 17,405	$ 14,090
Alaska	2,784	2,707
Total	$ 20,189	$ 16,797
Net earnings before interest and income taxes		
Canada	$ 11,905	$ 8,831
Alaska	1,835	1,708
Total	$ 13,740	$ 10,539
Identifiable Assets		
Canada	$ 296,985	$ 296,525
Alaska	60,294	63,368
Total	$ 357,279	$ 359,893

8. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.